FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1 - Director/PDMR Shareholding dated 01 December 2005
Exhibit No. 2 - Director/PDMR Shareholding dated 07 December 2005
Exhibit No. 3 - Director/PDMR Shareholding dated 14 December 2005
Exhibit No. 4 - Transaction in Own Shares dated 21 December 2005
Exhibit No. 5 - Transaction in Own Shares dated 29 December 2005
Exhibit No. 6 - Close Period Buyback dated 30 December 2005

Exhibit No. 1

December 1, 2005

Dear Sirs

HANSON PLC - DIRECTORS' / PDMRS' SHARE INTERESTS

1.  I have today been notified by the  following  Directors and PDMRs of Hanson
    PLC that, on December 1, 2005, they exercised  options over Hanson ordinary shares under the Hanson UK Inland Revenue  approved  Sharesave  Scheme,  as detailed below, and retained all the shares arising.

    The notification by J C Nicholls is in respect of his wife.

       Name                 Director / PDMR   Number of       Grant date      Exercise price
                                               shares under
                                               option

       A J Murray           Director          2,971           September 27, 2002     318p

       J C Nicholls         Director          1,188           September 27, 2002     318p

       J R Read             PDMR              3,134           October 2, 2000        323p

       D J Szymanski        PDMR              1,188           September 27, 2002     318p

2.   The  above  named  Directors  and  PDMRs  were  among  approximately  1,000 employees who exercised options over approximately  836,000 ordinary shares in total  granted at exercise  prices of 265p,  323p and 318p on October 5,
     1998,  October  2,  2000  and  September  27,  2002,  respectively.  This announcement is intended to satisfy  obligations  under both the Disclosure
     Rules  3.1.4R(1) and S329 of the  Companies Act 1985.

     Yours  faithfully

     Paul Tunnacliffe
     Company Secretary
     Hanson PLC

Exhibit No. 2

December 7, 2005

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS

I have today been notified that on December 7, 2005 Mrs C A Nicholls, wife of J
C Nicholls, a director of the Company, sold 1,188 Hanson ordinary shares at a price of 621.11p per share.

Following this transaction, Mr Nicholls remains beneficially interested in
92,058 Hanson ordinary shares.

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R (1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

December 14, 2005

Dear Sirs

Hanson PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("pdmr") OR CONNECTED PERSONS

I have today been notified by D J Szymanski, a PDMR of the Company, of the following transactions in Hanson shares:

1.  on December 12, 2005, Mr Szymanski sold 1,188 Hanson ordinary shares at a price of 627.09p per share; and

2.  on December 13, 2005, Mrs H M Szymanksi, wife of Mr Szymanski, sold
    3,114 Hanson ordinary shares at a price of 624.06p per share.

This announcement is intended to satisfy obligations under the Disclosure Rules
3.1.4R (1).

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 4

Hanson PLC, the international heavy building materials producer,  announces that it has purchased the following  number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 21 December 2005

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 622.625p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares,  Hanson holds 14,435,000 of its ordinary shares in  treasury  and has  722,533,849  ordinary  shares in issue  (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  ABN AMRO Hoare Govett
                  Tel: +44 (0)20 7678 8000

Exhibit No. 5

Hanson PLC, the international heavy building materials producer,  announces that it has purchased the following  number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 29 December 2005

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 635.25p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares,  Hanson holds 14,685,000 of its ordinary shares in  treasury  and has  722,283,849  ordinary  shares in issue  (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  ABN AMRO Hoare Govett
                  Tel: +44 (0)20 7678 8000

Exhibit No. 6

Hanson PLC

Close Period Share Repurchase Programme

Hanson PLC ("Hanson") announces today that it will continue its share buy-back programme throughout its close period, which commences on 30 December 2005 and ends with the publication of Hanson's preliminary results for the year ended 31
December 2005.

The programme will be executed by ABN AMRO Hoare Govett.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Hanson's general authority to repurchase shares and Chapter
15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of
Hanson Ordinary Shares for the five dealing days preceding the date of purchase.

Inquiries:

Nick Swift                Hanson PLC                     +44 (0)20 7245 1245

Jeremy Thomson            ABN AMRO Hoare Govett          +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   January 03, 2006